McDermott Will & Emery LLP

28 State Street

Boston, Massachusetts 02109-1775

Office: 617/535-4034

Facsimile: 617/535-3800

June 10, 2008

H. Roger Schwall, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-0405

Re:	Comment Letter Dated

May 29, 2008 Regarding

Tootsie Roll Industries, Inc.

Form 10-K, Filed February 29, 2008

Schedule 14A, Filed March 25, 2008

Form 10-Q, Filed May 8, 2008

File No. 001-01361

Dear Mr. Schwall:

This firm represents Tootsie Roll Industries, Inc. (the “Company”) with respect to the above-captioned comment letter. This to confirm on behalf of the Company that it intends to respond to the comment letter by response letter filed on EDGAR as soon as practicable and in any event on or before July 11, 2008, as discussed with your colleague Donna Levy in a telephone conversation today.

Very truly yours,

/s/ David A. Cifrino, P.C.

cc:	Donna Levy, SEC

Mike Karney, SEC

Melvin J. Gordon

Ellen R. Gordon

G. Howard Ember, Jr.